Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

September 25, 2018

On September 25, 2018, Conagra Brands, Inc. and Pinnacle Foods Inc. (“Pinnacle”) launched a Q&A portal on an internal Pinnacle platform as a resource for Pinnacle employees to easily find answers to questions. Set forth below is the initial set of Q&As published on the portal.

Q&As:

Pinnacle Foods & Conagra Brands EMPLOYEE MATTERS FAQs

ABOUT THE TRANSACTION

Q.	Are there any FTC or SEC issues that might prevent the successful completing of the acquisition?

A.	At this time, government reviews have been completed and we do not anticipate any issues with the planned closing.

Q:	When is the shareholder vote?

A:	Pinnacle will hold the shareholder meeting on Tuesday, October 23.

Q:	When will we know the closing date?

A:	The transaction is planned to close soon after the shareholder vote. We anticipate the transaction will close by the end of October.

Q.	How will the closing date impact me?

A.

Once the closing occurs, we will be able to share additional information and engage in strategic and operational decision making. While the anticipated closing is a significant milestone, there is much more work that needs to be done.

We do not expect the transaction to impact any jobs or work locations until the discovery and organizational design processes are completed, after the closing. We will communicate more specifics around this topic soon. In the meantime, our integration teams remain focused on learning more about each other with the aim of leveraging talent and operations from both organizations.

Q.	How will answers and information be shared? Where do we direct additional questions?

A.

We will continue to share new information via email messages to all Pinnacle employees. We also created a portal on the Pinnacle intranet where all past and future information regarding the integration will be stored. The portal will have Q&A as well as general communications.

RETENTION AWARDS

Q.	Is Pinnacle’s retention award based on annual base pay?

A.	Yes. The retention award is based on a fixed percentage of the employee’s annual base salary at the time of the closing.

Q.	How and when will the retention award be paid?

A.

Pinnacle’s retention awards will be paid about 90 days after the closing date. It will be paid through payroll for the gross amount noted in your retention award letter less applicable withholdings/taxes.

Q.	Is the retention award amount in the letter Net or Gross? If Net, what is the applicable tax/withholding rate for this payment?

A.

The retention amount reflected in the letter is the gross amount. The amount in your payout is net with applicable withholdings/taxes. Supplemental wages are generally subject to a Federal withholding rate at 22%.

Q.	Will 401k be taken from my retention award?

A.	401k contributions will not be taken from the retention payment as this is a special one-time payment.

Q.	If I voluntarily resign before the retention payment is made do I forfeit my retention award?

A.	Yes. If you voluntarily resign within the 90-day period following the closing of the transaction, you will forfeit your retention award.

Q.	What happens if I am requested to stay longer than 90 days after closing? Will I still receive the retention award at 90 days after closing?

A.

Yes. As long as an eligible employee remains in good standing and through the duration of the 90-day period following the closing of the transaction, the employee is eligible for the retention award, which will be paid after this 90-day period following the closing.

Q.	How do you define an employee in good standing?

A.

Being an employee in good standing requires the individual to come to work and perform the duties assigned in an appropriate manner. Attendance and/or performance issues may affect eligibility for the retention award payment.

Q.	Do prior or upcoming reviews or a minimum length of service impact eligibility for the retention award?

A.

No. With a hire date on or before August 31, 2018, there is no minimum length of service to be eligible for a retention bonus. Prior or upcoming reviews do not have an impact on retention award eligibility. However, if significant performance issues exist, the retention award may not be earned and paid.

Q.	Does the retention letter need to be signed and returned?

A.	No. The retention letter does not need to be signed or returned. This is for your records to confirm participation in the program.

Q.	Is there a multiplier on the retention award, similar to the annual incentive awards?

A.	No. There is no multiplier for the retention program calculation.

Q.	Is there a non-compete attached to the retention award?

A.	No, however all existing employee non-competes remain in effect. Also, there is additional non-compete language in the Long Term Incentive agreement for those eligible.

COMPENSATION

Q.	When the transaction closes, what will happen with my salary/wages and benefits?

A.

After the closing, you’ll continue to have the same salary/wage and benefit eligibility, paid in the same time frame and accessed in the same manner as you have immediately before the closing. Conagra Brands intends to provide employees with plenty of notice before making any changes to compensation or benefit structures.

Q.	What will happen with the 2018 Bonus Plan?

A.

For 2018, the bonus plan remains in place through the balance of Pinnacle’s normal fiscal year. Bonus payments, to the extent earned, will be made on or around March 15, 2019. There will be a separate communication that will be sent to bonus eligible employees to explain how the 2018 bonus calculations and payments will be handled.

Q:	If I do not have a role at Conagra, will bonus eligibility still be honored? Will I receive partial year consideration for the annual incentive?

A:

For 2018, if you have worked for part of the calendar year or the full calendar year and are terminated without cause prior to the bonus payment date, you will be eligible for a pro-rated or full payment based on the time you worked. If you voluntarily resign, you will forfeit your bonus eligibility.

Q:	If I voluntarily resign, will I forfeit my performance bonus?

A.	Yes. If you voluntarily resign before the established bonus payout date, you forfeit receipt of the performance bonus payout.

BENEFITS

Q:	Will there be any changes to the 401k plan if an employee has been at Pinnacle less than one year?

A:	No changes to the 401k plan are contemplated or intended as a result of the transaction.

Note on Forward-looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and other risks described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands filed a registration statement on Form S-4 that was declared effective by the SEC on September 17, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra’s participants is set forth in the proxy statement, filed August 9, 2018, for Conagra Brands’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.